Exhibit 1

Immediate Release

Pointer Telocation's Q3 2012 Financial Results Release &
Conference Call Scheduled for November 28th, 2012

Rosh HaAyin, Israel November 15th, 2012 Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR) – develops, produces and markets high-end technology and products for AVL (Automatic Vehicle Location) solutions providers for stolen retrieval, fleet management, car and driver safety, public safety, vehicle security and asset management, and a leading RSA (Road Side Assistance) provider, will release its financial results for Q3 2012 on Wednesday, November 28th 2012.

Pointer Telocation's management will host a conference call that same day, at 9:30 EST, 16:30 Israel time. On the call, management will review and discuss the results.

To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

  From USA: + 1-888-668-9141
From Israel: 03-918-0609

A replay will be available from November 29th, 2012 at the company’s website: www.pointer.com

About Pointer Telocation:
Pointer is a leading supplier of MRM (Mobile Resource Management) for the motor vehicle industry. The combination of technological supremacy and innovation enables Pointer to develop and manufacture unique communications solutions to meet customers' needs. The Company provides a range of services to insurance companies and vehicle owners, including road services, car towing, locating stolen cars, managing vehicle fleets, safety products and other value added services.

Pointer has a growing list of customers and products installed in more than 45 countries. Among the Company’s customers are insurance companies that offer or require towing services and locating services of vehicles as part of the insurance policies they sell.
Pointer shares are traded on NASDAQ Capital Market (PNTR).The Company's top management and the development center are located in the Afek Industrial Area of RoshHa'ayin.

Contact:

Zvi Fried, V.P. and Chief Financial Officer Tel.; 972-3-572 3111 E-mail: zvif@pointer.com	Yael Shugol Eyal,Gelbart-Kahana Investor relations Tel: 972-54-302- 2983 E-mail: yaels@gk-biz.com